Exhibit 2.1

ASSET PURCHASE AGREEMENT
BY AND BETWEEN
KINDRED BIOSCIENCES, INC.
AND
DECHRA LIMITED
DATED AS OF MARCH 16, 2020

Exhibit 2.1

TABLE OF CONTENTS

ARTICLE 1 Definitions	1

1.1	Certain Defined Terms 1

ARTICLE 2 Purchase and Sale of Assets; Assignment and Assumption of Liabilities	10

2.1	Transferred Assets 10

2.2	Assumed Liabilities 10

2.3	Excluded Liabilities 11

2.4	Assignment; Non-Assignable Assets 11

ARTICLE 3 Consideration	12

3.1	Purchase Price, Inventory Cost and Assumption of Assumed Liabilities 12

3.2	Royalty Payments 12

3.3	Royalty Reports and Payments 12

3.4	Taxes 12

3.5	Foreign Exchange 12

3.6	Currency 12

3.7	Method of Payment 12

3.8	Records; Audits 12

ARTICLE 4 Closing and Closing Deliverables	13

4.1	Closing; Time and Place 13

4.2	Deliveries by Seller 13

4.3	Deliveries by Purchaser 15

4.4	Payment by Purchaser 15

4.5	Delivery of Transferred Assets 15

ARTICLE 5 Representations and Warranties of Seller	15

5.1	Organization 16

5.2	Power and Authorization 16

5.3	Authorization of Governmental Authorities 16

5.4	Noncontravention 16

5.5	Absence of Certain Developments 16

5.6	Title and Sufficiency 17

5.7	Intellectual Property 17

5.8	Compliance with Law; Permits 18

5.9	Tax Matters 18

5.10	Transferred Contracts 19

5.11	Legal Proceedings; Orders 19

5.12	Regulatory Compliance 20

5.13	Inventory 21

5.14	Product Financial Information 21

5.15	No Brokers 21

5.16	No Other Representations 21

ARTICLE 6 Representations and Warranties of Purchaser	22

6.1	Organization 22

6.2	Power and Authorization 22

Exhibit 2.1

6.3	Authorization of Governmental Authorities 22

6.4	Noncontravention 22

6.5	Sufficient Funds 22

6.6	No Brokers 22

ARTICLE 7 Covenants	22

7.1	Conduct of Business Prior to the Closing 22

7.2	Access to Information 24

7.3	Non-Competition 24

7.4	Cooperation; Litigation 24

7.5	Records and Documents 25

7.6	Reserved 25

7.7	Confidentiality 25

7.8	Assumption of Regulatory Obligations 26

7.9	Publicity 26

7.10	Regulatory Transfers 26

7.11	Use of Name; NDC Numbers 28

7.12	Product Returns 28

7.13	Notification of Certain Matters 29

7.14	Accounts Receivable and Payables 29

7.15	Wrong Pockets 30

7.16	Rebates 30

7.17	Communications with Customers and Suppliers 31

7.18	Further Assurances 31

7.19	Offers to Former Seller Employees 31

ARTICLE 8 Tax Matters	31

8.1	Allocation 31

8.2	Reserved 32

8.3	Transfer Taxes 32

ARTICLE 9 Conditions Precedent	32

9.1	Conditions to Obligations of Seller 32

9.2	Conditions to Obligations of Purchaser 33

ARTICLE 10 Indemnification	33

10.1	Indemnification by Seller 33

10.2	Indemnification by Purchaser 34

10.3	Scope of Seller’s Liability 34

10.4	Claims 34

10.5	Defense of Actions 35

10.6	Time Limitation; Survival 35

10.7	Exclusive Remedy 35

10.8	Tax Treatment of Indemnity Payments 35

10.9	Limitation of Liability, Disclaimer of Consequential Damages 35

10.10	Net of Insurance 36

10.10	Right of Setoff; Priority 36

ARTICLE 11 Termination	36

11.1	Termination 36

11.2	Effect of Termination 37

ARTICLE 12 Miscellaneous Provisions	37

12.1	Waiver 37

Exhibit 2.1

12.2	Financial Statements and Projections 37

12.3	Specific Performance 37

12.4	Expenses 38

12.5	Interpretation 38

12.6	Entire Agreement; Survival 38

12.7	Amendment, Waivers and Consents 38

12.8	Successors and Assigns 38

12.9	Governing Law 39

12.10	Jurisdiction 39

12.11	Rules of Construction 39

12.12	Severability 39

12.13	Notices 39

12.14	Rights of Parties 41

12.15	Counterparts 41

Exhibit 2.1

SCHEDULES
Schedule 2.1.1    Transferred Inventory
Schedule 2.1.2    Product Intellectual Property
Schedule 2.1.3    Transferred Contracts
Schedule 2.1.4    Applicable Product Registrations
Schedule 2.1.5    Transferred Books and Records
Schedule 2.1.7    Claims
Schedule 2.1.8    Other Assets
Schedule 2.4.1    Post-Closing Consents
Schedule 7.1     Conduct of Business Prior to the Closing
Schedule 8.1    Allocation Schedule
Schedule 9.2.3    Required Consents

SELLER DISCLOSURE SCHEDULES

Schedule 5.2    Power and Authorization
Schedule 5.4    Required Consents
Schedule 5.6    Title and Sufficiency
Schedule 5.7.3    Intellectual Property
Schedule 5.8    Permits
Schedule 5.10    Transferred Contracts
Schedule 5.12    Regulatory Compliance
Schedule 5.15    Brokers

Exhibit 2.1

EXHIBITS
Exhibit 4.2.1         Bill of Sale, Assignment and Assumption Agreement
Exhibit 4.2.3(a)     Patent Assignment
Exhibit 4.2.3(b)     Trademark Assignment
Exhibit 4.2.3(c)     Domain Name Assignment
Exhibit 4.2.4         FIRPTA Certificate; Tax Forms
Exhibit 4.2.5        Escrow Agreement

Exhibit 2.1

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement is dated as of March 16, 2020 (the “Execution Date”), by and between Dechra Limited, a private limited company organized under the laws of England and Wales (“Purchaser”), and Kindred Biosciences, Inc., a Delaware corporation (“Seller”). Purchaser and Seller are sometimes referred to in this Agreement each as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser and certain of its Affiliates, the Transferred Assets, on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE 1
DEFINITIONS
1.1    Certain Defined Terms. As used herein, the following terms shall have the following meanings:
“Accounts Receivable” means all accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Seller or any of its Affiliates arising from sales of the Product by or on behalf of Seller or its Affiliates prior to the Closing Date or relating to the conduct of the Business by Seller or its Affiliates prior to the Closing Date.
“Action” means any audit, investigation, action, lawsuit, litigation, arbitration or other similar proceeding to, from, by or before any Governmental Authority.
“ADUFA” means the Animal Drug User Fee Act, as amended from time to time.
“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means (a) the possession of the power to vote fifty percent (50%) or more of the securities or other equity interest of a Person having ordinary voting power, or (b) the possession of the power to direct or cause the direction of the management or policies of a Person, by contract or otherwise.
“Agreement” means this Asset Purchase Agreement (including all schedules and exhibits attached to this Agreement, which are fully incorporated by this reference), as it may be amended from time to time.
“Allocation Schedule” is defined in Section 8.1.
“Ancillary Agreement” means each of the Bill of Sale, the Assignment and Assumption Agreement, the Patent Assignment, the Trademark Assignment, the Domain Name Assignment and the Escrow Agreement.
“Applicable Product Registrations” is defined in Section 2.1.4.
“Assumed Liabilities” is defined in Section 2.2.
“Bill of Sale, Assignment and Assumption Agreement” is defined in Section 4.2.1.

Exhibit 2.1

“Business” means the Seller’s worldwide business and operations as of the Execution Date of researching, developing, manufacturing, marketing, distributing and selling the Product.
“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking institutions are required by law to be closed in San Francisco, California.
“Calendar Quarter” means any period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31.
“Calendar Year” means any twelve month period beginning January 1 and ending December 31.
“Closing” is defined in Section 4.1.
“Closing Date” is defined in Section 4.1.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Confidential Information” means all Trade Secrets and other confidential and/or proprietary information of a Person, including information contained in or derived from reports, investigations, research, work in progress, marketing and sales programs, financial projections, cost summaries, pricing formulas, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.
“Confidentiality Agreement” means that certain One-Way Non-Disclosure Agreement between Purchaser and Seller, dated February 10, 2020.
“Consent” means any approval, consent, ratification, permission, waiver or authorization.
“Consignment Units” is defined in Section 3.9.
“Contract” means any written contract, agreement, lease, sublease, license, sublicense or any other legally binding commitment, promise or arrangement.
“Copyrights” means all copyrightable works of authorship (whether published or unpublished), all registered or unregistered copyrights, all copyright registrations, applications for registration and renewals, and all rights corresponding the foregoing throughout the world, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.
“Cost of Goods Sold” means the net costs incurred by Seller in manufacturing or obtaining supply of the Product, calculated in accordance with GAAP and Seller’s cost accounting methodologies.
“Customers” means Third Party wholesalers, group purchasing organizations or other Third Parties that have entered into a Contract with Seller for the purchase of Product or purchase the Product from Seller as of the Closing Date.
“Damages” means any loss, damage, injury, award, fine, penalty, deficiency, Tax, fee, amount paid in settlement, or reasonable out-of-pocket expense (including costs and expenses of Actions, and reasonable fees and expenses of experts, accountants and legal counsel).
“Data Room” means the electronic data room containing documents and materials relating to the Business as constituted as of the Execution Date.
“Domain Name Assignment” is defined in Section 4.2.3(c).

Exhibit 2.1

“Electronic Delivery” is defined in Section 12.15.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest or other encumbrance.
“Enforceable” means, with respect to any Contract stated to be enforceable by or against any Person, that such Contract is enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
“Escrow Account” means an account to be established and held by the Escrow Agent in accordance with the Escrow Agreement.
“Escrow Agent” means Wilmington Trust.
“Escrow Agreement” means the Escrow Agreement to be entered into at the Closing between Purchaser, Seller and the Escrow Agent, in substantially the form attached hereto as Exhibit 4.2.5, which shall be subject to further negotiation by the parties thereto, acting in good faith.
“Escrow Amount” means $4,300,000.
“Escrow Fund” means the Escrow Amount deposited with the Escrow Agent, as such sum may be increased or decreased as provided in this Agreement and the Escrow Agreement, including any interest or other amounts earned thereon.
“Excluded Liabilities” means, without duplication, except to the extent specified to be an Assumed Liability and except for Taxes borne by Purchaser pursuant to Section 8.2, (a) all Liabilities under or arising from the Transferred Assets to the extent such Liabilities arise during any time period prior to the Closing Date, (b) all Liabilities arising out of the conduct of the Business to the extent such Liabilities arise during or relate to any time period prior to the Closing Date, including all accounts payable and all Liabilities for Taxes, (c) all Liabilities under or arising from any Transferred Contract, in each case, to the extent payable, required to be performed or accrued prior to the Closing Date, including any royalties payable with respect to any period prior to the Closing Date, (d) all Liabilities arising out of or resulting from any violation or non-compliance of Seller or any of its Affiliates with any Legal Requirement; (e) all Liabilities in respect of any Action to the extent exclusively arising out of or exclusively relating to the operation or conduct of the Business or the Transferred Assets by the Seller or any of its Affiliates prior to the Closing; (f) all Liabilities arising out of or related to any product recall with respect to, or market withdrawal of, any unit of Product sold by or on behalf of Seller or any of its Affiliates prior to the Closing Date; (g) all Liabilities of Seller or any of its Affiliates with respect to the employment of their respective employees, including Liabilities for compensation and benefits owed or claimed to be owed by Seller or any such Affiliate to such employees and including, for the avoidance of doubt, any severance or other payment obligations payable to any employee of Seller whose employment is terminated by Seller at any time prior to or following the Closing; (h) all liabilities of Seller and each of its Affiliates or any member of any consolidated, affiliated, combined or unitary group of which Seller or any of its Affiliates is a member for Taxes attributable to any pre-Closing period; (i) all Liabilities in respect of indebtedness for borrowed money owing or guaranteed by Seller or any of its Affiliates; (j) all Liabilities of Seller or any of its Affiliates to the extent arising out of or in respect of any real property, leaseholds or other interests in real property; (k) all accounts payable of Seller or any of its Affiliates outstanding on the Closing Date, including accounts payable arising out of Seller’s operation of the Business; (l) all Liabilities for Rebates in respect of any units of any Product sold by or on behalf of Seller or any of its Affiliates prior to the Closing Date; (m) all Liabilities for Product return reimbursement in respect of any units of any Product sold by Seller or any of its Affiliates prior to the Closing Date; (n) all intercompany debts and obligations of Seller or any of its Affiliates, (o) any Liability related to any claims by creditors of Seller or any of its Affiliates, including any Actions challenging the transactions contemplated by this Agreement, and (p) all Liabilities arising out of the conduct by Seller of its businesses other than the Business, including any Liabilities under or arising out of any Contract of Seller or any of its Affiliates other than a Transferred Contract.

Exhibit 2.1

“Execution Date” is defined in the introduction to this Agreement.
“FDA” means the United States Food and Drug Administration or any successor agency thereto.
“First Commercial Sale” means the first sale of the Product to a Third Party in the applicable country.
“Forward-Looking Statements” is defined in Section 12.2.1.
“Fundamental Representations and Warranties” is defined in Section 10.3.
“GAAP” means generally accepted accounting principles in the U.S. as in effect from time to time.
“Governmental Authority” means (a) the government of any nation, state, province, territory, county, municipality, district or other jurisdiction; or (b) anybody entitled to exercise any executive, legislative, judicial or administrative authority or power, in their official capacity as such.
“IFRS” means International Financial Reporting Standards as in effect from time to time.
“Indemnification Claim” is defined in Section 10.4.
“Indemnified Party” is defined in Section 10.4.
“Indemnifying Party” is defined in Section 10.4.
“In-License Agreement” is defined in Section 5.7.3.
“Intellectual Property” means all rights in and to intellectual property, including (a) Patents, Trade Secrets, Copyrights, Trademarks and domain names, and (b) any rights equivalent to any of the foregoing anywhere in the world.
“Inventory Cost” means (a) an amount equal to the product of $1.46 multiplied by the number of units of Product transferred plus (b) the agreed value of the 51,300 Discounted Units of $51,300, and (c) the agreed value of the 300 kgs of mirtazapine of $213,750.
“IRS” means the U.S. Internal Revenue Service.
“Legal Requirement” means any law, statute, legislation, constitution, principle of common law, treaty or regulation that has been issued or enacted by any Governmental Authority.
“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.
“Maintenance Fees” is defined in Section 7.8.2.
“Material Adverse Effect” means any event, change or effect that has had a material adverse effect on the financial condition or operation of the Business, taken as a whole; provided, however, that any event, change or effect will not be deemed to constitute a Material Adverse Effect and will be disregarded when determining whether a Material Adverse Effect has occurred, to the extent arising from or directly or indirectly related to (i) general economic conditions, political conditions, financial and credit market conditions or changes in currency exchange rates; (ii) changes in the industries in which the Business operates; (iii) any adverse development (or potential adverse development) in Seller’s relationship with any of its Business customers, suppliers, distributors, licensors, employees or other business partners, in each case as a result of the announcement or pendency of this Agreement or the Transactions or the identity of

Exhibit 2.1

Purchaser; (iv) fluctuations in sales and earnings of the Business or failure of the Business to meet sales, earnings or other financial or non-financial projections and estimates (provided that this clause (iv) shall not be construed as implying the Seller is making any representations or warranties hereunder regarding any such projections or estimates); (v) acts of war or terrorism (or the escalation of the foregoing), natural disasters, pandemics or other force majeure events; or (vi) changes or anticipated changes in any Legal Requirements applicable to the Business or applicable accounting regulations or principles or the interpretation thereof; or (vii) compliance by Seller or any of its Affiliates with this Agreement, or compliance by Seller or its Affiliates with a request by Purchaser that Seller or any of its Affiliates take an action (or refrain from taking an action) to the extent such action or inaction is in compliance with such request or actions taken by Seller or its Affiliates with the consent of Purchaser; except, in each of the cases of clause (i) through (vii), for those conditions that have a materially disproportionate effect on the results of operations or financial condition of the Business, taken as a whole, relative to other Persons operating businesses similar to the Business.
“NDC” is defined in Section 7.11.
“Net Sales” means, with respect to the sale of the Product during any period, the gross invoiced sales amount for any sale of the Product by Purchaser, its Affiliates or any licensees or distributors to any Third Party less the following deductions to the extent actually incurred, allowed, paid, accrued or allocated in accordance with IFRS, consistently applied: (a) trade, cash, promotional and quantity discounts and wholesaler fees, discounts; (b) taxes on sales (such as excise, sales or use taxes or value added taxes) to the extent imposed upon and paid directly with respect to the sales price (and excluding taxes based on income); (c) freight, insurance, packing costs and other transportation and shipping charges to the extent included in the invoice price to the buyer; (d) amounts repaid or credits taken by reason of damaged goods, rejections, defects, expired dating, recalls or returns or because of retroactive price reductions; and (e) wholesaler inventory management fees, charge-back payments, refunds and Rebates granted to trade customers, including wholesalers. Sales of the Product between Purchaser, its Affiliates or licensees for resale will not be included within Net Sales, provided, however, that any subsequent sale of the Product by Purchaser or its Affiliate or licensee to a Third Party will be included within Net Sales. Net Sales shall not be imputed to any transfers of Product for bona fide charitable purposes or as Product samples if no monetary consideration is received for such transfers.
“Non-Assignable Asset” is defined in Section 2.4.2.
“Order” means any temporary, preliminary or permanent order, judgment or injunction that has been issued or otherwise put into effect by any Governmental Authority.
“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business consistent with past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Out-License Agreement” is defined in Section 5.7.3.
“Party” and “Parties” are defined in the introduction to this Agreement.
“Patent” means all patents and applications therefor and all reissues, divisions, re-examinations, revisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.
“Patent Assignment” is defined in Section 4.2.3(a).

Exhibit 2.1

“Permit” means any license, certificate, approval, consent, permission, clearance, exemption, waiver, franchise, registration, qualification, accreditation or authorization issued, granted or given by any Governmental Authority, other than any Product Registration.
“Permitted Encumbrances” means (a) Encumbrances disclosed on the Seller Disclosure Schedules and approved in writing by Purchaser prior to the Execution Date; (b) Encumbrances for Taxes and other similar governmental charges and assessments which are not yet due or payable or Encumbrances for Taxes being contested in good faith; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (e) inchoate statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (f) any minor imperfection of title or similar liens, charges or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances does not impair, in any material respect, the present use and enjoyment of any Transferred Asset, or the value of or the ability to use or transfer the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Business; (g) zoning, building, land use and other similar restrictions, which are not being violated by the manner of current use or occupancy of such real property or the operation of the Business; and (h) non-exclusive licenses to use Intellectual Property granted in the Ordinary Course of Business.
“Person” means any (a) individual, (b) corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, association or company (including any limited liability company or joint stock company) or other similar entity or (c) Governmental Authority.
“Product” means Mirataz® (mirtazapine transdermal ointment) or Accusorb™, as sold by or on behalf of Seller and its Affiliates throughout the world.
“Product Intellectual Property” is defined in Section 2.1.2.
“Product Patent” means a Patent included within the scope of the Product Intellectual Property.
“Product Records” means all books and records relating primarily or exclusively to the Product or the Business, in such form as maintained by the Seller and its Affiliates.
“Product Registration” means any investigational new drug application, new drug application, or similar regulatory application or registration of Seller for the Product that has been submitted to or approved by the FDA in the United States, or a similar Governmental Authority in another jurisdiction.
“Product Regulatory Documentation” means, all (a) documentation comprising the Applicable Product Registrations and (b) all documentation primarily or exclusively related to the Product, including (i) correspondence and reports submitted to or received from any Governmental Authority, (ii) other dossiers or compilations necessary to obtain or maintain any Applicable Product Registration, (iii) literature safety reports and documents relating to good manufacturing practices or issues, animal clinical trials, animal research, including laboratory and target animal research and all veterinary master files contained or referenced in the Applicable Product Registrations, and (iv) data (including clinical and pre-clinical data) referenced in any of the documentation and materials referred to in the preceding clauses (a) and (b).
“Purchase Price” is defined in Section 3.1.
“Purchaser” is defined in the introduction to this Agreement.
“Purchaser Indemnitees” is defined in Section 10.1.
“Rebate” means rebates, price reductions or other lagged price concessions or coupon programs, in each case, based on purchase or utilization of units of a Product.

Exhibit 2.1

“Registered Intellectual Property” means all U.S., international and foreign: (a) issued Patents and pending applications therefor; (b) registered Trademarks and pending applications therefor, including intent-to-use applications, Trademark renewals, or other registrations or applications related to Trademarks; (c) Copyright registrations, pending applications therefor and Copyright renewals and (d) domain name and website registrations.
“Representatives” means, with respect to a Person, the officers, directors, employees, agents, attorneys, consultants, advisors and other representatives of such Person.
“Royalty Payments” is defined in Section 3.2.
“Royalty Term” means, with respect to the Product in a country, the period commencing on the First Commercial Sale of the Product in such country and ending upon the latest of: (a) the expiration of the last Valid Claim of any Product Patent that covers the Product in such country; (b) ten (10) years after the First Commercial Sale of the Product in such country; or (c) expiration of all applicable regulatory exclusivity periods in such country with respect to the Product.
“Seller” is defined in the introduction to this Agreement.
“Seller Disclosure Schedule” is defined in Article 5.
“Seller Indemnitees” is defined in Section 10.2.
“Seller’s Knowledge” means the actual knowledge of the following persons: Richard Chin, Denise M. Bevers, Wendy Wee, Kathy Vannatta, Bill Stuart, and Jenna (Hahn) Mutch, together with the knowledge such person would have acquired after reasonable inquiry of such person’s direct reports reasonably expected to have knowledge of such matters.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) or “Taxation” means any United States federal, state or local, or any foreign, income, franchise, profits, gross receipts, ad valorem, net worth, value added, transfer, sales, use, real or personal property, windfall profits, customs, duties, payroll, withholding, employment, unemployment, severance, social security (or similar), excise, stamp, registration, alternative and add-on minimum tax, fees, assessments or charges of any kind in the nature of a tax payable to any Taxing Authority and including all interest, penalties, additional taxes and additions to tax imposed with respect thereto.
“Tax Return” means any return, declaration, report, estimate, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third Party” means any Person other than Seller or Purchaser or their Affiliates.
“Trade Secrets” means all rights in trade secrets and confidential information under applicable Legal Requirements, including all rights in know-how, developments, inventions, processes, ideas, data or other confidential information that provide any Person with advantages over competitors (including related papers, invention disclosures, research data and results, flowcharts, diagrams, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture, processing techniques, data processing software, compilations of information, Customer and supplier lists, pricing and cost information, and business and marketing plans and proposals).
“Trademark Assignment” is defined in Section 4.2.3(b).
“Trademarks” means any and all trademarks, service marks, trade dress and trade names, together with all adaptations, derivations and combinations thereof (whether or not registered), all registrations or applications to register the foregoing, and all goodwill associated with any of the foregoing.
“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

Exhibit 2.1

“Transfer” means, for a Applicable Product Registration in any country throughout the world, (a) the assignment of rights relating to such Product Registration for the applicable Product in such territory to Purchaser or Purchaser’s nominee in accordance with applicable Legal Requirements, (b) to the extent the Product Registration cannot be transferred because applicable Legal Requirements require the Product Registration transferee to apply in its own name for a new Product Registration, the issuance of a new Product Registration for such Product in such country and the withdrawal or termination of such existing Product Registration in such country, as applicable, each in accordance with applicable Legal Requirements, or (c) in the event Purchaser requests the withdrawal or termination of a Product Registration for such Product for such country, the termination, withdrawal, cancellation or lapse of such Product Registration in such country.
“Transfer Taxes” is defined in Section 8.2.
“Transferred Assets” is defined in Section 2.1.
“Transferred Books and Records” is defined in Section 2.1.5.
“Transferred Contracts” is defined in Section 2.1.3.
“Transferred Inventory” means (a) 322,000 units of inventory of Products in finished packaged form (together with any Product packaging materials thereon) labeled and held for sale, which units have expiration dates at or after October 2022, (b) 300 kilograms of mirtazapine, work-in-process, excipients, labeling materials and packaging materials used or held for use exclusively or primarily in the manufacture of the Products for sale, (c) 51,300 units of inventory of Products in finished packaged form (together with any Product packaging materials thereon) labeled and held for sale (the “Discounted Units”) for use by Purchaser solely in connection with free of charge promotions, and (d) samples of Products in finished packaged form labeled and held for use, in each case ((a) through (d)), to the extent owned as of the Closing by Seller, that has not been sold to a Third Party, including any wholesaler or distributor.
“Valid Claim” means a claim of: (a) any unexpired issued patent that will not have been dedicated to the public, disclaimed nor held invalid or unenforceable by a court or government agency of competent jurisdiction in an unappealed or unappealable decision, or (b) any claim of a patent application pending as of the Execution Date that has not been cancelled, withdrawn or abandoned or finally rejected in an unappealed or unappealable decision.
ARTICLE 2
PURCHASE AND SALE OF ASSETS; ASSIGNMENT AND ASSUMPTION OF LIABILITIES
2.1    Transferred Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller will, and will cause any Affiliates of Seller to, sell, transfer, convey, and assign to Purchaser, and Purchaser will (and with respect to the Transferred Inventory, will cause its indirect subsidiary Dechra Veterinary Products LLC to) purchase from Seller all of the right, title and interest of Seller or any Affiliate of Seller, in, to and under the following (collectively, the “Transferred Assets”), free and clear of any Encumbrances, other than Permitted Encumbrances:
2.1.1    Inventory. The Transferred Inventory, as more fully described on Schedule 2.1.1;
2.1.2    Intellectual Property. The Intellectual Property exclusively used or held for use in the Business, including the Intellectual Property set forth on Schedule 2.1.2 (the “Product Intellectual Property”), and including rights to sue for past infringement of any Product Intellectual Property;
2.1.3    Contracts. The Contracts exclusively related to the Business, including those set forth on Schedule 2.1.3, in each case, excluding (a) all rights, claims or causes of action (including warranty claims) of Seller thereunder related to products supplied or services provided by Seller or its Affiliates prior to the Closing and (b) all Accounts Receivable thereunder (the “Transferred Contracts”);

Exhibit 2.1

2.1.4    Product Records. (a) All Product Registrations related to the Product, including those set forth on Schedule 2.1.4, to the extent transferable to the Purchaser under applicable Legal Requirements (the “Applicable Product Registrations”), and (b) all Product Regulatory Documentation;
2.1.5    Books and Records. The books, files, documents and records used or held for use exclusively with the Transferred Assets set forth on Schedule 2.1.5, including all Product Records, excluding any Tax Returns and all books, files, documents and records prepared by Seller in connection with the Transactions (the “Transferred Books and Records”);

2.1.1    Promotional Materials. All existing advertising, promotional and media materials, sales training materials, customer lists, other marketing data and materials, trade show materials and videos, in such form as maintained by Seller or any of its Affiliates, to the extent exclusively or primarily used or held for use primarily or exclusively in connection with the Product;
2.1.2    Claims. All rights to claims, demands, causes of Action or Actions set forth on Schedule 2.1.7; and
2.1.3    Other Assets. All other assets specifically listed on Schedule 2.1.8.
Notwithstanding anything to the contrary contained in this Agreement, Seller may, subject to confidentiality obligations, retain, at its expense, one archival copy of all Transferred Contracts, Transferred Books and Records and other documents or materials conveyed hereunder, in each case for Seller’s own records.
2.2    Assumed Liabilities. Subject to the terms and conditions of this Agreement, Purchaser will, at the Closing, assume, and thereafter pay, perform and discharge when due, only the following Liabilities of Seller existing as of the Closing (the “Assumed Liabilities”):
2.2.1    Liabilities under or with respect to the Transferred Contracts, in each case, to the extent any such Liabilities (a) relate to performance obligations thereunder arising prior to the Closing and not yet performed as of the Closing, or (b) otherwise arise or accrue on or after the Closing, excluding in all cases any such Liabilities to the extent arising from any breach, default, violation or other form of noncompliance by the Seller or any of its Affiliates prior to the Closing; and
2.2.2    All Liabilities arising out of or relating to Purchaser’s ownership and use of the Transferred Assets and the operation and conduct of the Business by Purchaser after the Closing.
2.1    Excluded Liabilities. Purchaser is not assuming and Seller shall retain all Excluded Liabilities of Seller or any of its Affiliates.
2.2    Assignment; Non-Assignable Assets.
2.2.1    Notwithstanding anything in this Agreement to the contrary, this Agreement does not constitute an agreement to assign or transfer any Transferred Contract or other Transferred Asset that is not assignable or transferable without the Consent of any Person, other than Seller, Purchaser or any of their respective Affiliates, to the extent that such Consent has not been obtained prior to the Closing. Seller will use, both prior to and, with respect to any Transferred Asset for which Consent has not been obtained prior to Closing, for six (6) months after the Closing, commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements or otherwise obtain, and Purchaser will

Exhibit 2.1

assist and cooperate with Seller in connection with obtaining, all necessary consents to the assignment and transfer of such agreements or written confirmation from such Third Parties reasonably satisfactory in form and substance to Purchaser and Seller that such consent is not required, it being understood that (a) other than administrative costs and expenses and reasonable legal fees payable to any Third Party incurred in connection with obtaining any such Consent, none of the Parties or any of their respective Affiliates will be required to pay money to any Third Party, commence any litigation or offer or grant any accommodation (financial or otherwise) to any Third Party and (b) to the extent the foregoing requires any action by Seller or any Affiliate that would, or would continue to, affect the Business after the Closing, such action requires the prior written consent of Purchaser, which Purchaser may not unreasonably withhold, delay or condition. Upon obtaining the requisite Third Party Consents, such Transferred Contracts and other Transferred Assets will be transferred and assigned to Purchaser hereunder and the Parties will execute such documents or instruments of conveyance or assumption and take such further actions which are reasonably necessary or desirable to effect the transfer of the relevant Transferred Contract or Transferred Asset. Without limiting the foregoing, but subject to Purchaser’s obligation to cooperate as set forth in this Section 2.4.1, Seller shall make every effort to obtain the Consents set forth on Schedule 2.4.1 not later than six (6) months after the Closing.
2.2.2    With respect to any Transferred Contract or other Transferred Asset that is not transferred or assigned to Purchaser, or consent is not obtained, prior to the Closing (a “Non-Assignable Asset”) or if an attempted assignment or transfer would be ineffective or would adversely affect the claims, benefits, rights or obligations of Purchaser or the Seller, to the extent permitted by applicable Law and the terms of such Transferred Contract, effective as of the Closing, (A) this Agreement shall constitute a full and equitable assignment by Seller to Purchaser of all of Seller’s obligations and liabilities thereunder, and all of Seller’s right, title, and interest thereto, and Purchaser shall be deemed Seller’s agent for the purpose of completing, fulfilling and discharging all of Seller’s liabilities thereunder; and (B) the parties shall take all necessary steps and actions to provide Purchaser with the benefits of any such Transferred Contract and to relieve Seller of the performance and other obligations thereunder; provided, however, that in no event will Seller or its Affiliates be required to commence any litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection therewith.
ARTICLE 3
CONSIDERATION
3.1    Purchase Price, Inventory Cost and Assumption of Assumed Liabilities. As consideration for the sale, transfer, conveyance and assignment of the Transferred Assets to Purchaser, Purchaser will on the Closing Date (a) pay, or cause the payment, to Seller, by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by Seller to Purchaser on or before the Closing Date, the amount of (i) $43,000,000 (the “Purchase Price”), plus (ii) the Inventory Cost, minus (iii) the Escrow Amount, (b) assume the Assumed Liabilities, and (c) deposit, or cause the deposit of, the Escrow Amount into the Escrow Account, by wire transfer of immediately available funds in accordance with wire transfer instructions provided by the Escrow Agent.
3.2    Royalty Payments. Following the Closing, as additional consideration for the sale, transfer, conveyance and assignment of the Transferred Assets to Purchaser, Purchaser will pay Seller a royalty in the amount of ten percent (10%) of worldwide Net Sales, on a country-by-country basis until expiration on a country-by-country basis of the Royalty Term with respect to the applicable country (the “Royalty Payments”). Purchaser further agrees during the Royalty Period, it will not discount the Product in order to promote any other product. Purchaser agrees that the Discounted Units will be used by Purchaser solely for free of charge promotions.

Exhibit 2.1

3.3    Royalty Reports and Payments. Within fifteen (15) Business Days after the end of each Calendar Quarter in which there are any Net Sales subject to Royalty Payments under this Agreement, Purchaser will furnish to Seller a statement setting forth a good faith estimate of such Net Sales for each applicable country during such Calendar Quarter, and a calculation of royalties due pursuant to this Agreement (including any currency conversions). The amount of the Royalty Payment due to Seller with respect to such Calendar Quarter will be paid, and a statement setting forth the actual Net Sales for each applicable country during such Calendar Quarter and a calculation of royalties due pursuant to this Agreement (including any currency conversions) will be provided to Seller, by Purchaser within forty-five (45) days of the end of the applicable Calendar Quarter. Interest will accrue on any Royalty Payments not paid when due through and including the date upon which Seller is paid in full at a rate equal to the lesser of (a) one percent (1%) per month and (b) the maximum interest rate allowed by applicable Legal Requirements.
3.4    Taxes. Purchaser will make all payments pursuant to this Agreement, including Royalty Payments to Seller under this Agreement net of withholding for Tax. Any Tax required to be withheld on Royalty Payments under this Agreement will promptly be remitted by Purchaser on behalf of Seller to the appropriate Governmental Authority, and Purchaser will furnish Seller with proof of remittance of such Tax. Purchaser and Seller will cooperate with respect to all documentation required by any Governmental Authority or reasonably requested by Purchaser to secure a reduction in the rate of applicable withholding Taxes. As soon as practicable after the Closing, Seller shall deliver to Purchaser IRS Form 6166 certifying that Seller is a resident of the United States for federal tax purposes and that Seller qualifies for the benefits under the tax treaty between the United Kingdom and the United States. Upon request from Purchaser, Seller shall deliver to Purchaser or the appropriate Governmental Authority the prescribed forms necessary to reduce the applicable rate of withholding or to relieve Purchaser of its obligation to withhold Tax.
3.5    Foreign Exchange. With respect to Net Sales invoiced or expenses incurred in a currency other than United States dollars, such Net Sales invoiced or expenses incurred will be converted into the United States dollars equivalent using a rate of exchange that corresponds to the rate used by Purchaser to prepare its audited financial statements, provided that such practices use a widely accepted source of published exchange rates.
3.6    Currency. Unless otherwise expressly stated, all amounts payable and all calculations made hereunder will be paid and made in United States dollars.
3.7    Method of Payment. All payments by Purchaser to Seller under this Agreement will be made by wire transfer in immediately available funds to such account as Seller will designate before such payment is due (which account Seller may from time to time change upon ten (10) days’ prior written notice to Purchaser).
3.8    Records; Audits. Purchaser will keep, and will require its Affiliates and licensees to keep, complete and accurate books of accounts and records for the purpose of determining the basis and accuracy of Royalty Payments to be made under this Agreement. Such records will be kept in accordance with IFRS and such entity’s usual internal practices and procedures (which will be commercially reasonable) consistently applied. Such books and records will be kept for at least three (3) years following the end of the Calendar Year to which they pertain. Such records will be open for inspection by Seller during such three (3) year period by independent accountants reasonably acceptable to Purchaser, solely for the purpose of verifying the basis and accuracy of Royalty Payments made hereunder. Such inspections will be made no more than once during each twelve (12) month period, at a reasonable time and on reasonable notice. Results of any such inspection will be deemed to be the Trade Secrets of Purchaser, and any such independent accountant will be required to enter into a customary confidentiality agreement with Purchaser. If any underpayment by Purchaser is discovered in the course of such inspection, then within thirty (30) days of written request by Seller, Purchaser will pay Seller the amounts of such underpayment, plus interest in accordance with Section 3.3. Inspections

Exhibit 2.1

conducted under this Section 3.8 will be at the expense of Seller, unless a variation or error in favor of Purchaser exceeding five percent (5%) of the amount due for the period covered by the inspection is established in the course of such inspection, whereupon all reasonable, documented, out-of-pocket costs relating to the inspection for such period will be paid promptly by Purchaser. If an overpayment by Purchaser is discovered in the course of such inspection, the amount of such overpayment will be, at Purchaser’s election, refunded within thirty (30) days of written request by Purchaser or credited against future Royalty Payments under this Agreement.
3.9    Consignment Inventory. At the Closing, Seller will make available to Purchaser 102,600 units of Product from Lot numbers NNBB and NMAD (the “Consignment Units”) to be held by Purchaser on a consignment basis for a period of ninety (90) days following the Closing. Purchaser will have the right to purchase such inventory at a price of $1.46 per unit. Purchaser shall have the right, but not the obligation to purchase any or all of the Consignment Units. In the event Purchaser does intend to purchase all or a portion of the Consignment Units, it shall issue a written notice to Seller accompanied by payment for such units (by wire transfer to Seller’s account) and Seller shall promptly transfer title to such purchased units to Purchaser. If Purchaser does not purchase any of the Consignment Units, then Purchaser shall destroy such unpurchased Consignment Units at the end of such ninety (90) day period.
ARTICLE 4
CLOSING AND CLOSING DELIVERABLES
4.1    Closing; Time and Place. The closing of the Transactions (the “Closing”) will occur at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, CA 94304 (or, if agreed by the Parties, electronically through the exchange of documents), at 7:00 a.m. Pacific Time on a date that is five (5) Business Days following the satisfaction of all Closing conditions, other than those conditions which by their nature can only be satisfied at the Closing, or at such other date, time or place as the Parties may agree (the “Closing Date”).
4.2    Deliveries by Seller. At the Closing, Seller will deliver to Purchaser each of the following items, duly executed and delivered by the Seller:
4.2.1    Bill of Sale, Assignment and Assumption Agreement. A bill of sale and assignment and assumption agreement, covering the purchase of the Transferred Assets and the assignment to, and assumption by, Purchaser of the Assumed Liabilities, substantially in the form of Exhibit 4.2.1 (the “Bill of Sale, Assignment and Assumption Agreement”);
4.2.2    Amendment to DPT Agreement. An amendment, in form and substance reasonably acceptable to Purchaser, to the Research and Development Agreement Services Agreement by and between DPT Laboratories, Ltd., DPT Lakewood, LLC, and Seller, dated April 1, 2014, deleting the obligation to name DPT as a “named insured”;
4.2.3    Intellectual Property Assignments.
(a)    A patent assignment substantially in the form of Exhibit 4.2.3(a) (the “Patent Assignment”);
(b)    A trademark assignment substantially in the form of Exhibit 4.2.3(b) (the “Trademark Assignment”); and
(c)    A domain name assignment substantially in the form of Exhibit 4.2.3(c) (the “Domain Name Assignment”);

Exhibit 2.1

4.2.4    FIRPTA Certificate; Tax Forms. A certification substantially in the form provided for in U.S. Treasury Regulations Section 1.1445-2(b)(2) from the Seller, together with a properly executed, complete and correct IRS Form W-9;
4.2.5    Escrow Agreement. The Escrow Agreement;
4.2.6    Release/Consent. A releases or consent in a form acceptable to Purchaser from Solar Capital, releasing the Transferred Assets from any Encumbrances against the Transferred Assets and consenting to Seller’s consummation of the transactions contemplated by this Agreement;
4.2.7    Closing Certificate. A certificate dated as of the Closing Date, validly executed by Seller, certifying that all of the conditions set forth in Section 9.1.1(a) and (b) have been satisfied; and
4.2.8    Data Room Copy. An electronic copy of the “Project Meerkat” data room being maintained by Seller in connection with the transactions contemplated hereby, reflecting the contents of such data room as of the Closing Date.
4.3    Deliveries by Purchaser. At the Closing, Purchaser will deliver to Seller each of the following items, duly executed by Purchaser:
4.3.1    Assignment and Assumption Agreement. The Assignment and Assumption Agreement;
4.3.2    Intellectual Property Assignments. The Patent Assignment, Trademark Assignment and Domain Name Assignment;
4.3.3    Escrow Agreement. The Escrow Agreement, duly executed by the Escrow Agent and Purchaser; and
4.3.4    Closing Certificate. A certificate dated as of the Closing Date, validly executed by Purchaser, certifying that all of the conditions set forth in Section 9.2.1(a) and (b) have been satisfied.
4.4    Payment by Purchaser. At the Closing, Purchaser shall make the payments required by Section 3.1.
4.5    Delivery of Transferred Assets. All tangible Transferred Assets together with the Consignment Units will be delivered to Purchaser at the locations of Seller and its Affiliates at which such assets are located in the ordinary course of the operation of the Business at the time of Closing. Risk of loss with respect to the Transferred Assets and Consignment Units will pass to Purchaser on Closing. Purchaser will be responsible for all costs associated with the transport of such assets to the relevant location of Purchaser or its Affiliates. Not later than one (1) Business Day prior to the Closing, Seller will provide Purchaser with a schedule noting the description, quantity and location of all tangible Transferred Assets and Consignment Units to be delivered to Purchaser in accordance with this Section 4.5. Seller will, for a period of at least thirty (30) days following the Closing, make all such tangible Transferred Assets and Consignment Units available to Purchaser during normal business hours. All Product Intellectual Property and other Transferred Assets that can be delivered by electronic transmission will be so delivered or made available to Purchaser at a designated FTP site.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER

Exhibit 2.1

Except as set forth in the disclosure schedule delivered by Seller to Purchaser concurrently with the execution and delivery of this Agreement, dated as of the Execution Date (the “Seller Disclosure Schedule”) (the parts of which are numbered to correspond to the individual Section numbers of this ARTICLE 5), provided that any information set forth in one section or subsection of the Seller Disclosure Schedule will be deemed to apply to each other section or subsection of the Seller Disclosure Schedule and this ARTICLE 5 to which its relevance is reasonably apparent on its face, Seller represents and warrants to Purchaser as follows:
5.1    Organization. Seller is (a) a legal entity, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and (b) duly qualified to do business and in good standing (to the extent such concept is recognized by such jurisdiction) in each jurisdiction in which Seller conducts the Business.
5.2    Power and Authorization. The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which Seller is (or will be) a party and the consummation of the Transactions are within the power and authority of Seller and have been duly authorized by all necessary action on the part of Seller. This Agreement and each Ancillary Agreement to which Seller is (or will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by Seller, and (b) is (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) a legal, valid and binding obligation of Seller, Enforceable against Seller in accordance with its terms.
5.3    Authorization of Governmental Authorities. Except for the filings required for the transfer of Permits and Applicable Product Registrations to Purchaser or the application for the issuance of Permits or Applicable Product Registrations to Purchaser, in each case that are required to conduct the Business, no action by (including any Consent), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement or (b) the consummation of the Transactions by Seller.
5.4    Noncontravention. Neither the execution, delivery and performance by Seller of this Agreement or any Ancillary Agreement nor the consummation of the Transactions will: (a) assuming the taking of any action by (including any Consent), or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed in Section 5.4 of the Seller Disclosure Schedule, violate any Legal Requirement applicable to Seller; (b) subject to obtaining the Consents set forth in Section 5.4 of the Seller Disclosure Schedule, violate, breach or constitute a material default or result in the termination or cancellation of any Transferred Contract; (c) result in the creation or imposition of a material Encumbrance upon, or the forfeiture of, any Transferred Asset; or (d) result in a breach or violation of, or default under, the Organizational Documents of Seller.
5.5    Absence of Certain Developments. Since January 1, 2019, (a) Seller has conducted the Business in the Ordinary Course of Business and (b) no event or circumstance has occurred which, individually or in the aggregate, constitutes a Material Adverse Effect.
5.6    Title and Sufficiency.
5.6.1    Seller (or one or more of its Affiliates) has good and valid title to the Transferred Assets, free and clear of all Encumbrances except Permitted Encumbrances. None of the Permitted Encumbrances on the Transferred Assets existing immediately following the Closing would reasonably be expected to materially impair the continued use and operation of the Transferred Assets or the conduct of the Business. Upon consummation of the Transactions at the Closing (assuming the receipt of any necessary Consents disclosed in Section 5.4 of the Seller Disclosure Schedule), Purchaser will

Exhibit 2.1

acquire good and valid title to the Transferred Assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.
5.6.2    Assuming (a) that Purchaser acquires any necessary supplies, consumables and utilities to operate the Business and (b) Purchaser has the necessary skilled employees to operate the Business, the Transferred Assets comprise all of the material tangible assets of Seller and its Affiliates necessary to conduct the Business in substantially the manner conducted by Seller as of the Closing. Nothing set forth in this Section 5.6 will constitute a representation or warranty of any kind that the Business may be operated by Purchaser following the Closing without infringing or misappropriating the Intellectual Property of any Third Party.
5.7    Intellectual Property.
5.7.1    Schedule 2.1.2 sets out a true and complete list of all material Intellectual Property that is used or required to operate the Business. Seller is the owner of the entire right, title and interest in and to all of the Product Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances. No Action is pending or to Seller’s Knowledge, threatened, that challenges the legality, validity, enforceability, use or ownership of any material Product Intellectual Property. The representations and warranties in this Section 5.7.1 do not constitute a representation or warranty of non-infringement or non-misappropriation of Intellectual Property of a Third Party, which is dealt with exclusively in Section 5.7.2.
5.7.2    To Seller’s Knowledge, neither Seller’s operation of the Business nor the Product has infringed or misappropriated any Intellectual Property of any Third Party. Seller has not received any written charge, complaint, claim, demand, or notice alleging any such infringement or misappropriation (including any claim that Seller must license or refrain from using any Product Intellectual Property or any Intellectual Property of any Third Party in connection with the conduct of the Business). To Seller’s Knowledge, no Third Party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Product Intellectual Property owned by Seller except as would not, individually or in the aggregate, be material to the Business.
5.7.3    Section 5.7.3 of the Seller Disclosure Schedule identifies (a) all Registered Intellectual Property included in the Product Intellectual Property, (b) each Contract under which Seller has granted to any Third Party rights with respect to any material Product Intellectual Property (other than for confidentiality, material transfer, Customer, supplier and distributor Contracts entered into in the Ordinary Course of Business) (each an “Out-License Agreement”) and (c) each Contract under which a Third Party has granted Seller any rights with respect to any material Product Intellectual Property (other than confidentiality, material transfer, Customer, supplier and distributor Contracts entered into in the Ordinary Course of Business) (each an “In-License Agreement”). All required maintenance fees, annuity fees or renewal fees for the Registered Intellectual Property included in the Product Intellectual Property that are due and payable prior to the Closing Date have been or will be paid prior to the Closing Date. To Seller’s Knowledge, all unexpired Product Intellectual Property and Intellectual Property used by Seller pursuant to an In-License Agreement that is material to the Business that is registered or has been granted or issued, is Enforceable.
5.7.4    Seller has taken commercially reasonable measures consistent with industry practice in the animal health industry to maintain the confidentiality and value of all Confidential Information and Trade Secrets used or held for use in connection with, and material to, the conduct of the Business and included in the Transferred Assets. To Seller’s Knowledge, no information intended to be maintained as a Trade Secret and included in the Transferred Assets that is material to the conduct of

Exhibit 2.1

the Business has been disclosed by the Seller to any Person except pursuant to valid non-disclosure or Out-License Agreement containing appropriate confidentiality and non-disclosure obligations. All Product Intellectual Property that is currently used in and is material to the conduct of the Business and that has been conceived, developed or created for Seller by any other Person is the subject of an Enforceable written agreement or other Enforceable arrangement with such Person with respect thereto transferring to Seller such Person’s right, title and interest therein and thereto.
5.8    Compliance with Law; Permits.
5.8.1    Schedule 5.8.1 sets forth a true and complete list of all Permits and lists, for each such item, the legal entity who is the licensee or the registrant of such Permit. Commencing on January 1, 2017 and through the Execution Date, Seller is and at all times has been in compliance with all Legal Requirements to the extent applicable to the Business or any of the Transferred Assets or Assumed Liabilities.
5.8.2    Seller has been duly granted all Permits that are material necessary for the conduct of the Business, in each case except for failures to obtain Permits that individually or in the aggregate have not been and would not reasonably be expected to be material to the Business or any of the Transferred Assets or Assumed Liabilities. (a) All material Permits necessary for the conduct of the Business are valid and in full force and effect, (b) Seller is not in material breach or violation of, or material default under, any such Permit, and (c) Seller has filed all material reports, notifications and filings with, and has paid all material regulatory fees to, the applicable Governmental Authority necessary to maintain such Permits in full force and effect.
5.9    Tax Matters.
5.9.1    Except to the extent such failure would adversely impact the Business or the Transferred Assets or Purchaser’s operation of the Business or ownership of the Transferred Assets, all material U.S. federal, state, local, and non-U.S. Tax Returns relating to any and all Taxes concerning or attributable to Seller or its Affiliates with respect to the Business have been timely filed, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Legal Requirements.
5.9.2    All material Taxes required to be paid by or on behalf of Seller or any of its Affiliates with respect to the Business (whether or not shown on any Tax Return) have been timely paid. There are no Encumbrances for Taxes upon the Transferred Assets, except for Encumbrances for Taxes not yet due and payable or which are being contested in good faith.
5.9.3    There is no Tax deficiency outstanding, assessed or proposed against or with respect to Seller or any of its Affiliates related to the Business or the Transferred Assets, nor has any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax of or with respect to Seller or any of its Affiliates related to the Business or the Transferred Assets been executed or requested.
5.9.4    Neither Seller nor any of its Affiliates has been notified in writing of any request for an audit, examination or proceeding with respect to any Tax Return of or with respect to Seller or its Affiliates related to the Business or the Transferred Assets, nor is any such audit, examination or proceeding presently in progress.

Exhibit 2.1

5.10    Transferred Contracts.
5.10.1    Provision of Contracts. Seller has made available to Purchaser a true and correct copy of each Transferred Contract, in each case as amended as of the Execution Date.
5.10.2    Enforceability. Each Transferred Contract is Enforceable against Seller and, to Seller’s Knowledge, each other party there to, and is in full force and effect, and, subject to obtaining any necessary Consents disclosed in Section 5.4 of the Seller Disclosure Schedule, will continue to be so Enforceable and in full force and effect following the Closing.
5.10.3    Breach. Neither Seller nor, to Seller’s Knowledge, any other party to any Transferred Contract is in material breach or material violation of, or material default under, or has repudiated any material provision of, any Transferred Contract. Seller has not provided to or received from any other party to a Transferred Contract written notice of any such alleged default or breach.
5.10.4    Termination. Seller has not given any written notice to a Third Party that is a party to any Transferred Contract that it intends to terminate such Transferred Contract and has not received any written notice from any such Third Party stating that such Third Party intends to terminate any Transferred Contract. Seller has not waived any material rights under any Transferred Contract, except in the Ordinary Course of Business.
5.11    Legal Proceedings; Orders. With respect to the Business, (a) there is no, and has never been any, material Action to which Seller is a party (either as plaintiff or defendant) or to which the Transferred Assets are subject, and there is not any such Action now pending, or, to Seller’s Knowledge, threatened and, (b) no material Order has been issued which is applicable to Seller, the Transferred Assets or the Business.
5.12    Regulatory Compliance.
5.12.1    Seller is the registered holder of all Applicable Product Registrations.  All of the Applicable Product Registrations are valid and in full force and effect. There are no Actions pending or, to Seller’s Knowledge, threatened in writing which may result in the revocation, cancellation or suspension of any such Applicable Product Registrations. There are and have been no disciplinary actions under any such Applicable Product Registrations pending or, to Seller’s Knowledge, threatened. To Seller’s Knowledge, no fact, situation, circumstance, condition or other basis exists which, with notice or lapse of time or both, would constitute a material breach, violation or default under any such Applicable Product Registration or give any Governmental Authority grounds to suspend, revoke or terminate any such Applicable Product Registration.
5.12.2    As of the Execution Date, neither Seller nor any of its Affiliates has received any written communication from any Governmental Authority threatening to withdraw or suspend any Applicable Product Registration that has not been withdrawn or otherwise remedied.  There has never been, nor, to Seller’s Knowledge, is there currently under consideration by Seller or any Governmental Authority, any seizure, withdrawal, or recall in respect of the Product and Seller has not breached any express warranties given by Seller in connection with the sale of the Product.
5.12.3    During the two years prior to the Execution Date, neither Seller nor any of its Affiliates, with respect to the manufacture of the Products or the Business, has been subject to physical inspections or received written inspection reports from the FDA or any comparable applicable Governmental Authority, in which such Governmental Authority has asserted or alleged in writing that the operations of Seller or such Affiliate were or are not in compliance in with any applicable Legal Requirements. Except for ordinary course inquiries by Governmental Authorities, no Governmental Authority is

Exhibit 2.1

presently alleging or asserting, or, to Seller’s Knowledge, threatening to allege or assert, noncompliance with any applicable Legal Requirement or Product Registration in respect of the Product.
5.12.4    Neither Seller nor, to Seller’s Knowledge, any of its Representative acting on its behalf, in each case, in connection with the Business, has been in violation in any material respect of the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), the U.K. Bribery Act 2010, or any similar anti-corruption Legal Requirement that apply to the Business, offered, given, promised or authorized the giving of anything of value, directly or indirectly, to any Person, including any Government Official, for the purpose of influencing any action or decision of a Government Official in his or her official capacity to assist Seller in obtaining or retaining business or any business advantage, or directing business to, any Person. For purposes of this Section 5.12, “Government Official” means: (a) any officer, employee or representative of any foreign Governmental Authority; (b) any officer, employee or representative of any public international organization; (c) any person acting in an official capacity for any foreign Governmental Authority identified above; and (d) any foreign political party, party official or candidate for political office.
5.12.5    Neither Seller nor, to Seller’s Knowledge, any of its Representative acting on its behalf, in each case, in connection with the Business, has taken any action in violation, in any material respect, of any applicable export control laws or applicable trade or economic sanctions laws of any applicable country in which the Product is sold.
5.13    Inventory. The Transferred Inventory (a) is usable or saleable in the Ordinary Course of Business, (b) has been manufactured in accordance with the specifications and standards contained in the corresponding Applicable Product Registrations and in accordance with all applicable Legal Requirements, and, in the case of Transferred Inventory in finished goods form, has at least twelve (12) months of remaining shelf life based upon the expiration date printed on the packaging. None of the Transferred Inventory is obsolete or expired (other than any Transferred Inventory as to which no value is ascribed) or held on a consignment basis. All units of Product manufactured in the two years prior to the Execution Date were manufactured in accordance with the specifications contained in the Applicable Product Registration and in accordance with applicable Legal Requirements.  During the two years prior to the Execution Date, there has not been any adverse events, product returns or warranty obligations in excess of ten percent (10%) of the units of Products shipped in each such calendar year, product recall or market withdrawal or replacement conducted by or on behalf of Seller concerning the Products or, to Seller’s Knowledge, any product recall, market withdrawal or replacement conducted by or on behalf of any Third Party as a result of any alleged defect in the Product.   Neither Seller nor any of its Affiliates has breached any express or implied warranties in connection with the manufacture or exploitation of any Products.
5.14    Financial Information. Seller has made available to Purchaser or its Representatives the annual Net Sales, Cost of Goods Sold, and gross margin for the Product for the calendar years ended December 31, 2018 and 2019 and the one (1)-month period ended January 31, 2020. Such financial information presents fairly and accurately in all material respects the Net Sales, Cost of Goods Sold and gross margin for the Products as of the dates, and for the periods, indicated therein and was prepared from and in accordance with the accounting books and records of the Seller. The accounting books and records of the Seller are and during all relevant time periods have been maintained in accordance with GAAP. Seller is financially solvent and able to pay its operating expenses and other financial obligations as they become due. The contemplated transaction will not cause Seller to become insolvent or to be unable to pay such obligations. Furthermore, there are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by or, to Seller’s knowledge, threatened in writing against Seller or any of its Affiliates, and no condition exists which would constitute or be deemed to be an act of bankruptcy or insolvency on the part of Seller.

Exhibit 2.1

5.15    No Brokers. Except as described on the Seller Disclosure Schedule, Seller has no Liability of any kind to any broker, finder or agent in connection with the Transactions.
5.16    No Other Representations. Purchaser acknowledges that Seller has not made or is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in ARTICLE 5, and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE 5.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller as follows:
6.1    Organization. Purchaser is a private limited company, duly organized, validly existing and in good standing under the laws of England and Wales.
6.2    Power and Authorization. The execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser is (or will be) a party and the consummation of the Transactions are within the power and authority of Purchaser and have been duly authorized by all necessary action on the part of Purchaser. This Agreement and each Ancillary Agreement to which Purchaser is (or will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by Purchaser, as applicable, and (b) is (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) a legal, valid and binding obligation of Purchaser, Enforceable against Purchaser in accordance with its terms.
6.3    Authorization of Governmental Authorities. No action by (including any Consent), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement to which it is (or will be) a party or (b) the consummation of the Transactions by Purchaser.
6.4    Noncontravention. Neither the execution, delivery and performance by Purchaser of this Agreement nor any Ancillary Agreement to which it is (or will be) a party nor the consummation of the Transactions will: (a) violate any provision of any Legal Requirement applicable to Purchaser; (b) result in a breach or violation of, or default under, any Contract of Purchaser; or (c) result in a breach or violation of, or default under, Purchaser’s or any Affiliate’s Organizational Documents.
6.5    Sufficient Funds. Purchaser has, and at the Closing will have, sufficient immediately available funds to pay the Purchase Price and the Inventory Cost and all of its fees and expenses related to the Transactions and will have, when due and payable hereunder, sufficient immediately available funds to pay each of the Royalty Payments.
6.6    No Brokers. Purchaser has no Liability of any kind to any broker, finder or agent with respect to the Transactions other than those which will be borne by Purchaser.
ARTICLE 7
COVENANTS
7.1    Conduct of Business Prior to the Closing. Except as otherwise contemplated by this Agreement or as set forth in Schedule 7.1, between the date of this Agreement and the Closing Date or the date this Agreement is terminated in accordance with Article 11 (the “Interim Period”), unless Purchaser shall otherwise

Exhibit 2.1

provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause each of its Affiliates to, (i) conduct the Business in the Ordinary Course of Business in all material respects and (ii) use its commercially reasonable efforts to preserve in all material respects the present commercial relationships with Persons with whom the Seller or any of its Affiliates deals in connection with the conduct of the Business in the Ordinary Course. Without limiting the generality of the foregoing, except as otherwise contemplated by this Agreement or as set forth in Schedule 7.1, between the date of this Agreement and the Closing Date, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not, and shall cause each of its Affiliates not to, in connection with the Business:
7.1.1    sell, transfer, lease, license or otherwise dispose of any material Transferred Assets other than (A) pursuant to existing Contracts or (B) in the Ordinary Course of Business;
7.1.2    subject any material Transferred Assets to any Encumbrance, other than a Permitted Encumbrance;
7.1.3    (A) amend, terminate, assign or waive any material provision under any Transferred Contract other than as contemplated by this Agreement, or (B) except in the Ordinary Course of Business, enter into any Contract that, if existing on the Execution Date, would be a Transferred Contract;
7.1.4    except in the Ordinary Course of Business, with respect to the Product, (A) enter into any agreement or arrangement involving rebate, discount or similar arrangements payable or (B) (i) materially modify the customer or supplier pricing, or offer any discounts, rebates or promotions (including providing Products at no cost to a customer), or (ii) engage in channel stuffing or trade loading (i.e. increased sales of Products that are materially inconsistent with past practices or historical data) other than in response to bona fide customer orders;
7.1.5    abandon, fail to maintain or assign any Product Intellectual Property;
7.1.6    waive, release, assign, settle or compromise any litigation relating to the Transferred Assets or the Assumed Liabilities, other than (A) in the Ordinary Course of Business, (B) such settlements or compromises that involve only the payment of money and that do not become an Assumed Liability or (C) as would not result in any Liability being imposed on Purchaser or any of its Affiliates after the Closing;
7.1.7    incur any material Liability that would be an Assumed Liability except in the Ordinary Course of Business;
7.1.8    abandon or discontinue the Business;
7.1.9    except in the Ordinary Course of Business, to the extent required by the employee benefit plans and programs of the Seller or any of its Affiliates as in effect as of the Execution Date and for generally applicable compensation reductions, (y) materially reduce the salaries, bonuses, commissions or other compensation due to any employee engaged in the marketing, distribution or sale of the Product in any country in the world to the extent such compensation is payable in respect of such employee’s participation in the Business or (z) amend, terminate, assign to a Third Party, or waive any material provision of any Contract, in each case to the extent related to any Product, between Seller or any of its Affiliate, on the one hand, and any Third Party sales representative or agent engaged in the marketing, distribution or sale of the Products anywhere in the world; or

Exhibit 2.1

7.1.10    announce an intention to, or enter into any Contract to, do any of the foregoing.
7.2    Access to Information. During the Interim Period, Seller shall afford Purchaser and its Representatives continued reasonable access to the books and records of Seller and furnish Purchaser with such financial, operating and other data and information to the extent in each case maintained exclusively or primarily in connection with the Business, and provide reasonable access during normal business hours and upon reasonable advance notice to employees of Seller engaged in the Business and reasonably agreed to by Seller, in each case for the sole purposes of enabling Purchaser to prepare to transition the Business; provided, however, that such access shall not unreasonably disrupt Seller’s ordinary course operations. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to disclose any information or provide any such access if such disclosure or access could, in Seller’s reasonable judgment, (i) violate applicable Legal Requirement or any binding agreement entered into prior to the Execution Date, (ii) jeopardize any attorney/client privilege or other established legal privilege, (iii) disclose any Trade Secrets not included in the Product Intellectual Property, or (iv) cause significant competitive harm to the Business if the Transactions contemplated hereby are not consummated; provided, that Seller shall use commercially reasonable efforts to make such disclosure or provide such access in a manner that does not result in the occurrence of any of the items described in the preceding clauses (i) through (iv). All requests for information made pursuant to this Section 7.2 shall be directed to such person or persons as may be designated by Seller, and Purchaser shall not directly or indirectly contact any director or Representative of Seller or any of its Affiliates without the prior approval of such designated person(s). The auditors and independent accountants of Seller shall not be obligated to make any work papers available to any Person under this Agreement unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.
7.3    Non-Competition. For a period of twenty-four (24) months from the Closing Date, neither Seller nor any of its Affiliates will, either directly or indirectly, engage in the development, manufacture or commercialization of mirtazapine for the treatment of conditions in companion animals anywhere in the world, provided that the foregoing restriction shall not apply to any activities of a Third Party that acquires control of Seller or any of its Affiliates to the extent such activities were initiated prior to such acquisition of control and such activities are segregated from any activities of Seller and its Affiliates and Seller and its Affiliates do not assist such Third Party acquiror in the operation of the competing business. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement will prohibit or restrict Seller or any of its Affiliates from (a) engaging in any existing business of Seller or any of its Affiliates other than the Business or (b) continuing to research, develop, manufacture, have manufactured or commercialize any existing products and services of Seller or any of its Affiliates other than mirtazapine or the Product.
7.4    Cooperation; Litigation. After the Closing, upon the reasonable request of Purchaser, Seller will use commercially reasonable efforts to, at Purchaser’s expense, (a) execute and deliver any and all further materials, documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Purchaser to effect, record or verify the transfer to, and vesting in Purchaser of, the Transferred Assets in accordance with the terms of this Agreement and (b) cooperate with reasonable requests from Purchaser to ensure an orderly transfer of Customer relationships involving the Business to Purchaser. Purchaser and Seller shall reasonably cooperate with each other in the defense or prosecution of any Action, examination or audit instituted prior to the Closing or that may be instituted thereafter against or by either Party or its Affiliates relating to or arising out of the conduct of the Business or the manufacture, sale, marketing or distribution of the Products prior to or after the Closing (other than Actions between Purchaser and Seller or their respective Affiliates arising out of the Transactions contemplated hereby or by the Ancillary Agreements). In connection therewith, from and after the Closing Date, each of Seller and Purchaser shall make available to the other Party and its Representatives during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all records to the extent relating to the Transferred Assets, the Assumed

Exhibit 2.1

Liabilities or the Excluded Liabilities held by it or its Affiliates and reasonably necessary to permit the defense or investigation of any such Action, examination or audit (other than Actions between Purchaser and Seller or their respective Affiliates arising out of the Transactions contemplated hereby or by the Ancillary Agreements, with respect to which applicable rules of discovery shall apply).
7.5    Records and Documents. Without limiting Section 7.4, for a period of three (3) years after the Closing Date (or, if later, until the expiration of any period prescribed by statute for the retention of such records and documents), at the other Party’s request, each Party will provide the other Party and its Representatives with access to and the right to make copies of those Transferred Books and Records as may be necessary in connection the preparation of financial statements, or the conduct of any audit or investigation by a Governmental Authority. If any Party desires to dispose of any of such Transferred Books and Records prior to the expiration of such period, the Party seeking disposal will, prior to such disposition, give the other Party a reasonable opportunity, at such Party’s expense, to segregate and remove such records and documents as such Party may select.
7.6    Reserved
7.7    Confidentiality. Seller acknowledges that the success of the Business after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by Seller or its Affiliates, that the preservation of the confidentiality of such information by Seller and its Affiliates is an essential premise of the bargain between Seller and Purchaser, and that Purchaser would be unwilling to enter into this Agreement in the absence of this Section 7.7. Accordingly, Seller will not, and will cause each of its Affiliates not to, during the period beginning on the Closing Date and ending on the date five (5) years thereafter, without the prior written consent of Purchaser, disclose any Confidential Information or Trade Secrets to the extent relating to the Business, the Transferred Assets or the Assumed Liabilities; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information that (a) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or (b) is disclosed to Seller by a Third Party without a breach of such Third Party’s obligations of confidentiality; and provided, further, that the provisions of this Section 7.7 will not prohibit any retention of copies of records or disclosure (i) required by any applicable Legal Requirement so long as reasonable prior notice is given to Purchaser of such disclosure and a reasonable opportunity is afforded Purchaser to contest the same (other than in the case of disclosures required by any federal and state securities laws and regulations), (ii) required by any applicable federal and state securities laws and regulations or (iii) made in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions.
7.8    Assumption of Regulatory Obligations.
7.8.1    In furtherance of and not in limitation of the assumption of the Assumed Liabilities, following the Closing, Purchaser will be solely responsible for obtaining and maintaining all Permits and Product Registrations in connection with the Business, as well as all ongoing regulatory compliance relating thereto (including the reporting of adverse events).
7.8.2    Without limiting the foregoing, following the Closing, Purchaser will be solely responsible for and will pay any and all fees, costs and expenses as may be required in connection with any communications, filings, reporting and other submissions to the FDA with respect to the Product or under applicable Legal Requirements to maintain all Permits and Applicable Product Registrations with respect to the Product on a worldwide basis, including the “Product Fee”, “Establishment Fee” and other fees, costs and expenses under ADUFA (collectively, “Maintenance Fees”, and such Maintenance Fees will be “Assumed Liabilities” for all purposes hereunder).

Exhibit 2.1

7.9    Publicity. Each of the Parties will consult with the other Party before issuing any press release or making any public statement with respect to this Agreement or the Transactions contemplated hereby and, except for any press release or public statement as may be required to be issued by applicable Legal Requirements or any stock exchange listing agreement, each Party will not issue any such press release or make any such public statement without the prior written consent of the other Party (not to be unreasonably delayed, conditioned or withheld).
7.10    Regulatory Transfers.
7.10.1    As soon as practicable after the Execution Date and in any event not less than ten (10) days prior to the Closing Date, Purchaser and Seller shall agree on a timetable and plan for the Transfer of the Applicable Product Registrations to Purchaser and its Affiliates (the “Transfer Plan”), taking into account any ongoing or planned variation or other regulatory procedures relating to the Transfer of the Applicable Product Registrations. Purchaser and Seller shall (and shall cause their respective Affiliates to) use their respective commercially reasonable efforts, in accordance with the Transfer Plan, to (a) cooperate with one another, (b) complete and execute all documentation required, in each case, to effect the Transfer of the Applicable Product Registrations at Closing or as soon as reasonably practicable following the Closing, and (c) cause the Transfer of any Applicable Product Registrations held by any applicable Third Party. In each country where, pursuant to applicable Legal Requirements, Purchaser, as the transferee of a Applicable Product Registration, is permitted or required to file documents with a Governmental Authority to effectuate the Transfer of such Applicable Product Registration to Purchaser or its designee, Purchaser shall prepare and file all documents necessary to Transfer such Applicable Product Registration as promptly and as diligently as possible in accordance with the Transfer Plan. In each country where, pursuant to applicable Legal Requirements, Seller or the applicable Third Party, as the holder of a Applicable Product Registration, is required to file documents with a Governmental Authority to effectuate the Transfer of such Applicable Product Registration, Seller shall prepare and file or cause to be prepared and filed all documents necessary to Transfer such Applicable Product Registration as promptly and as diligently as possible in accordance with the Transfer Plan. Purchaser shall prepare and file all documents necessary to Transfer the Applicable Product Registrations in each country where, pursuant to applicable Legal Requirements, either Purchaser or Seller may file such required documents. The filing Party shall use commercially reasonable efforts to provide the non-filing Party with advanced drafts of any documents to be filed with a Governmental Authority pursuant to this Section 7.10 and give the non-filing Party the right and a reasonable amount of time to review and comment on the same prior to filing. The filing Party shall consider in good faith any reasonable comments timely provided by the non-filing Party.
7.10.2    The Party that has responsibility for filing (or causing the filing of) the documents with a Governmental Authority to Transfer a Applicable Product Registration will (a) promptly notify the non-filing Party upon the making of any of its submissions to any Governmental Authority for the Transfer of such Applicable Product Registration (providing copies thereof) and the expected approval date (if any is communicated or indicated to the filing Party by the Governmental Authority); (b) provide the non-filing Party with material status updates as to such transfers on an ongoing basis and promptly notify the other Party of any material communication (whether written or oral) from a Governmental Authority in relation to a Transfer and give the non-filing Party reasonable notice of all meetings and telephone calls with any Governmental Authority expected to have a material impact upon a Transfer and give the non-filing Party a reasonable opportunity to participate at each such meeting or telephone call; and (c) notify the non-filing Party in writing of the effectiveness of the Transfer of such Product Registration and the applicable effective date of such Transfer , promptly following the applicable Governmental Authority’s approval of such Transfer.

Exhibit 2.1

7.10.3    Each Party shall bear its own costs and expenses in connection with the Transfer of the Applicable Product Registrations to Purchaser or its designee; provided, however, that Purchaser shall be responsible for (i) the payment of any filing or similar fees payable to the applicable Governmental Authorities with respect to the Transfer of the Applicable Product Registrations and (ii) any costs and expenses reasonably incurred by Seller or its Affiliates related to the withdrawal or termination of Product Registrations (including any costs and expenses associated with the destruction of any remaining inventory held for the countries for which such Applicable Product Registrations are withdrawn or terminated).
7.10.4    Unless otherwise required by applicable Legal Requirements, from the Closing Date until the relevant date of Transfer for such Applicable Product Registration, Seller shall or shall cause its Affiliates, if applicable to use commercially reasonable efforts to maintain or cause to be maintained in force each Applicable Product Registration and Purchaser shall promptly reimburse Seller for all costs and expenses in connection with maintaining or causing to be maintained such Applicable Product Registrations. Unless otherwise required by applicable Legal Requirements and as may be agreed between the Parties, Seller shall use commercially reasonable efforts to progress or cause to be progressed any pending application filed prior to the Closing Date for an Applicable Product Registration, at Purchaser’s cost. Seller shall not, and shall not permit any of its Affiliates to, absent prior written consent from Purchaser, withdraw or suspend an Applicable Product Registration that is pending or in process as of the Closing Date other than in accordance with the Transfer Plan.
7.10.5    Each Party shall, and shall cause its Affiliates to, provide such reasonable assistance to the other Party as is necessary for the other Party to make any filings contemplated to be made by it under this Section 7.10; provided, that in connection with the activities contemplated by this Section 7.10, neither Seller nor any of its Affiliates shall be required to (a) conduct any additional studies or research or generate any additional data, (b) reformat any Product Regulatory Documentation in connection with the activities contemplated under this Section 7.10.5; or (c) take any actions to change the status of a Applicable Product Registration.
7.10.6    Transfer of legal title to the Applicable Product Registrations that will be transferred to Purchaser or any of its Affiliates or designees shall be effective as of the applicable Transfer Date. If, despite Seller complying with its obligations hereunder, any Applicable Product Registration has not been transferred to Purchaser or its designee on or before the first anniversary of the Closing Date or, if later, the transfer date specified in the Transfer Plan for the Transfer of such Applicable Product Registration, Seller or the applicable Third Party Applicable Product Registration holder shall have the right to withdraw or terminate such Applicable Product Registration. Seller shall provide written notice to Purchaser of any such withdrawal or termination.
7.11    Use of Name; NDC Numbers. The Parties acknowledge and agree that the name “Kindred Biosciences” is not included as part of the Transferred Assets. Purchaser may continue to use in each such country the name “Kindred Biosciences” and related trade dress in connection with the use and sale of Transferred Inventory bearing such name as of the Closing until the date that Purchaser has sold all Transferred Inventory. Until the date on which Purchaser has sold all of the Transferred Inventory, Purchaser will be permitted to sell such Transferred Inventory using Seller’s national drug code (“NDC”) numbers for the Product as of the Closing Date. Seller will maintain Seller’s NDC numbers for the Product at all times after the Closing Date until the shelf life of all Transferred Inventory constituting finished goods as of the Closing has expired based upon the expiration date printed on the packaging.
7.12    Product Returns. Purchaser shall have sole responsibility for accepting and processing all returns following the Closing of units of Products sold and for disbursing refunds and credits in respect thereof

Exhibit 2.1

(whether any such units of Product was sold prior to, on or after the Closing Date). If any units of Product that were sold after the Closing and which are received as returns by Seller or any of its Affiliates following the Closing, Seller shall, or shall cause its Affiliates to, ship such units of Product to Purchaser or its designee, at Purchaser’s sole cost and expense. If any units of Product that were sold prior to the Closing and which are received as returns by Seller or any of its Affiliates following the Closing, Seller shall, or shall cause its Affiliates to, ship such units of Product to Purchaser or its designee, at Seller’s sole cost and expense. In the event that, on or after the Closing Date, Purchaser disburses a refund or credit to a customer for a return of a Product sold prior to the Closing Date or a customer makes a claim against Seller or Purchaser (or any of their respective Affiliates) in connection with a return of Product (which may be in the form of invoice deductions for amounts associated with such returned units of Product) sold prior to the Closing Date, then Seller shall reimburse Purchaser for such refund, credit or any such customer claims. If such return costs in any Calendar Quarter exceed $1,000, Purchaser shall on a quarterly basis provide a written invoice to Seller for any such costs incurred during the prior quarter and Seller shall promptly reimburse Purchaser for any such costs within thirty (30) days of receipt of each such invoice.
7.13    Notification of Certain Matters.
7.13.1    During the Interim Period, Purchaser, on the one hand, and the Seller, on the other hand, shall give each other prompt notice in writing of: (i) any result, occurrence, fact, change, event or effect that (A) renders, or would reasonably be expected to render, any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the conditions set forth in Section 9.1 or Section 9.2, as applicable, would not be satisfied if the Closing were to then occur, or (B) results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be completed with or satisfied by such party under this Agreement; or (ii) any Actions commenced or, to Seller’s Knowledge or to Purchaser’s knowledge, as applicable, threatened, which relate to the consummation of the Transactions; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties.
7.13.2    From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall give Purchaser prompt notice in writing of: (a) any notices received by or claims filed against Seller or any of its Affiliates alleging a material violation of or material non-compliance with any Legal Requirements with regard to the Business, (b) any notices received by Seller or any of its Affiliates alleging the failure to hold any material Permit relating with regard to the Business; and (c) any Actions relating to the Business or any of the Transferred Assets or Assumed Liabilities initiated or threatened in writing against Seller or any of its Affiliates or any officer, director or employee thereof.
7.14    Accounts Receivable and Payables; Excess Inventory.
7.14.1    Accounts Receivable. The Parties acknowledge and agree that all Accounts Receivable outstanding on the Closing Date or relating to the conduct or operation of the Business by Seller prior to the Closing Date shall remain the property of Seller or its Affiliates and shall be collected by Seller or its Affiliates subsequent to the Closing. In the event that, subsequent to the Closing, Purchaser or an Affiliate of Purchaser receives any payments from any obligor with respect to an Account Receivable, then Purchaser shall, or shall cause its applicable Affiliate to, within thirty (30) days after receipt of such payment, remit the full amount of such payment to Seller. In the case of the receipt by Purchaser or any of its Affiliates of any payment from any obligor of both Seller or any of Seller’s Affiliates (with respect to the Business), on the one hand, and Purchaser or any of Purchaser’s

Exhibit 2.1

Affiliates, on the other hand, then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Purchaser or its applicable Affiliate with the excess, if any, remitted to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any payments from any obligor with respect to an account receivable of Purchaser or any of its Affiliates related to the conduct or operation of the Business by Purchaser on or after the Closing Date, then Seller shall, or shall cause its applicable Affiliate to, within thirty (30) days after receipt of such payment, remit the full amount of such payment to Purchaser. In the case of the receipt by Seller or any of its Affiliates of any payment from any obligor of both Seller or any of Seller’s Affiliates (with respect to the Business), on the one hand, and Purchaser or any of Purchaser’s Affiliates, on the other hand, then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Seller or its applicable Affiliate with the excess, if any, remitted to Purchaser.
7.14.2    Accounts Payable. In the event that, subsequent to the Closing, Purchaser or an Affiliate of Purchaser receives any invoices from any Third Party with respect to any account payable of the Business outstanding prior to the Closing or relating to the conduct or operation of the Business by Seller prior to the Closing Date, then Purchaser shall, or shall cause its applicable Affiliate to, within thirty (30) days after receipt of such invoice, provide such invoice to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any invoices from any Third Party with respect to any account payable of Purchaser or any of its Affiliates related to the conduct or operation of the Business by Purchaser on or after the Closing Date, then Seller shall, or shall cause its applicable Affiliate to, within 30 days after receipt of such invoice, provide such invoice to Purchaser.
7.14.3    Excess Inventory. To the extent at the Closing, Seller possesses or controls units of Product in excess of the Transferred Inventory (including the Discounted Units) and the Consignment Units, it shall within thirty (30) days of Closing destroy all such excess inventory. Without limiting the foregoing, Seller further agrees that it will not sell, give away or otherwise make available to any Third Party any such excess inventory.
7.15    Wrong Pockets.
7.15.1    Assets. Following the Closing, if either Purchaser or Seller becomes aware that any of the Transferred Assets has not been transferred to Purchaser, it shall promptly notify the other Party in writing and the Parties shall, as soon as reasonably practicable, ensure that such asset is transferred, with any necessary prior Third Party consent or approval, to Purchaser.
7.15.2    Payments. If, on or after the Closing Date, either Party shall receive any payments or other funds due to the other pursuant to the terms of this Agreement or any Ancillary Agreement, then the Party receiving such funds shall, within sixty (60) days after receipt of such funds, forward such funds to the proper Party. The Parties acknowledge and agree that there is no right of offset regarding such payments and a Party may not withhold funds received from Third Parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any of the Ancillary Agreements.
7.16    Rebates. Seller shall, and shall cause its applicable Affiliates to, (a) either assign to Purchaser at the Closing or terminate prior to the Closing, as mutually agreed between the Parties as promptly as practicable after the Execution Date, each Rebate, promotional and other similar program relating to the sale of Products and (b) with respect to any Rebates related to Products sold by Seller or its Affiliates prior to the Closing, within a reasonable period of time after the Closing, pay all amounts owing and accrued under each such program to the applicable customer. Purchaser shall be responsible for all Rebates for Products sold from and after the Closing Date. In the event that, on or after the Closing Date, Seller or Purchaser (or any of their

Exhibit 2.1

respective Affiliates) receives any request for a Rebate for which the other Party is responsible pursuant to this Section 7.16, then, at the option of Party that receives (or whose Affiliate receives) such Rebate request, either (x) the Party that receives (or whose Affiliate receives) such Rebate request shall submit, on a quarterly basis, such request to the other Party for payment by the other Party or (y) the Party that receives (or whose Affiliate receives) such Rebate request shall pay the amount of such Rebate and the other Party shall promptly (and in any event no later than thirty (30) days following the receiving Party’s quarterly request) reimburse the other Party for the amount thereof.
7.17    Communications with Customers and Suppliers. Prior to the Closing, the Parties shall reasonably cooperate with each other in coordinating their communications with any customer, supplier or other contractual counterparty of the Business in relation to the Transactions. Prior to the Closing, without the prior written consent of the Seller, Purchaser shall not, and shall cause its Affiliates and its and their Representatives not to, contact or otherwise engage in any communications with any customer, supplier or other contractual counterparty of the Business.
7.18    Further Assurances.
7.18.1    Each of Seller and Purchaser shall, at any time or from time to time after the Closing, at the request and expense of the other, execute and deliver to the other all such instruments and documents or further assurances as the other may reasonably request in order to (a) vest in Purchaser all of Seller’s right, title and interest in and to the Transferred Assets as contemplated hereby, (b) effectuate Purchaser’s assumption of the Assumed Liabilities and (c) grant to each Party all rights contemplated herein to be granted to such Party under the Ancillary Agreements.
7.18.2    After the Closing Date, at Purchaser’s request and expense, Seller shall, and shall cause its Affiliates to (as applicable) unlock the domain names listed on Schedule 5.7and furnish to Purchaser or the applicable domain name registrar, any authorization code or other information required by each applicable Internet domain name registrar for the such domain names to transfer the rights in, and control over, the such domain names to Purchaser or its designee.
7.19    Offers to Former Seller Employees. Prior to the Closing, Purchaser shall make commercially reasonable efforts to extend offers of employment (subject to Purchaser’s recruitment policy and guidelines) to at least eight (8) of the former Seller employees. Such offers will be made consistent with Purchaser’s compensation and benefits policies.
ARTICLE 8
TAX MATTERS
8.1    Allocation. Seller will deliver to Purchaser an allocation of the Purchase Price and the Assumed Liabilities among the Transferred Assets and among Purchaser and any of its Affiliates in accordance with the methodology set forth on Schedule 8.1 and Section 1060 of the Code, within ninety (90) days of the Closing Date, or as soon thereafter as reasonably practicable (the “Allocation Schedule”). If Purchaser agrees to such Allocation Schedule, Purchaser and Seller agree to report and to cause each of their respective Affiliates to report the Transactions in a manner consistent with the Allocation Schedule for all Tax purposes, and that none of them will take any position or cause their respective Affiliates to take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise, unless otherwise required by applicable Legal Requirements. As required by Legal Requirements, Purchaser and Seller will cooperate with each other in preparing IRS Form 8594 and any other Tax documentation consistent with the Allocation Schedule. Purchaser and Seller will promptly notify the other Party in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Allocation Schedule.

Exhibit 2.1

8.2    Transfer Taxes. All sales (including bulk sales), use, transfer, value-added, goods and services, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees (“Transfer Taxes”) resulting from the Transactions will be borne 50% by Purchaser, on the one hand, and 50% by Seller, on the other hand, provided, any Transfer Taxes that are recoverable by Purchaser shall be borne 100% by Purchaser. The Party required by applicable Legal Requirements to file a Tax Return with respect to such Transfer Taxes will do so within the time period prescribed by applicable Legal Requirements. To the extent permitted by applicable Legal Requirements, the Parties will cooperate in taking reasonable steps to minimize any Transfer Taxes.
ARTICLE 1
CONDITIONS PRECEDENT
1.1    Conditions to Obligations of Seller. The obligation of Seller to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Legal Requirements, be waived in writing by Seller in its sole discretion:
1.1.1    Representations, Warranties and Covenants.
(a)    (i) The Fundamental Representations and Warranties of Purchaser shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such Fundamental Representations and Warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of Purchaser contained in ARTICLE 6 (A) that are qualified as to materiality shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (B) that are not qualified as to materiality shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).
(b)    Purchaser shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.
1.1.2    No Injunctions or Restraints. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Legal Requirements (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transactions.
1.1.3    Closing Deliveries. Purchaser shall have delivered to Seller each of the items listed in Section 4.3.
1.2    Conditions to Obligations of Purchaser.
1.2.1     Representations, Warranties and Covenants.
(a)    (i) The Fundamental Representations and Warranties of the Seller shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such Fundamental Representations and Warranties expressly

Exhibit 2.1

relate to an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of the Seller contained in ARTICLE 5 (A) that are qualified as to Material Adverse Effect or materiality shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (B) that are not qualified as to Material Adverse Effect or materiality shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).
(b)    Seller shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.
1.2.2    No Injunctions or Restraints. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Legal Requirements (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transactions
1.2.3    Consents. Seller shall have delivered to Purchaser each of the consents set forth on Schedule 9.2.3.
1.2.4    Closing Deliveries. Seller shall have delivered to Purchaser each of the items listed in Section 4.2.
ARTICLE 2
INDEMNIFICATION
2.1    Indemnification by Seller. Seller will indemnify and hold harmless Purchaser and its Affiliates, officers, directors, employees, agents, successors and permitted assigns (the “Purchaser Indemnitees”) from and against any and all Damages which any Purchaser Indemnitee may incur or suffer, directly or indirectly, as a result of, with respect to, in connection with or relating to (a) the breach of, or inaccuracy in, any representation or warranty made by Seller in this Agreement, (b) the breach of any covenant or obligation of Seller contained in this Agreement, or (c) any Excluded Liability. Purchaser will take, and will cause the other Purchaser Indemnitees to take, commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise to an Indemnification Claim hereunder.
2.2    Indemnification by Purchaser. Purchaser will indemnify and hold harmless Seller and its Affiliates, officers, directors, employees, agents, successors and permitted assigns (the “Seller Indemnitees”) from and against any and all Damages which any Seller Indemnitee may incur or suffer, directly or indirectly, as a result of, with respect to, in connection with or relating to (a) the breach of, or inaccuracy in, any representation or warranty made by Purchaser in this Agreement, (b) the breach of any covenant or agreement of Purchaser contained in this Agreement, or (c) any Assumed Liability. Seller will take, and will cause the other Seller Indemnitees to take, commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise to an Indemnification Claim hereunder.
2.3    Scope of Seller’s Liability. Indemnification will be available to Purchaser Indemnitees under Section 10.1(a), (i) only to the extent the aggregate amount of Damages otherwise due to Purchaser Indemnitees for all claims for such indemnification exceeds $250,000 (the “Deductible”), and then indemnification will be available to Purchaser Indemnitees for the amount of all payments due to Purchaser Indemnitees under

Exhibit 2.1

Section 10.1(a) in excess of the Deductible, but only to the extent such Damages do not exceed $4,300,000 (the “General Representation Cap”) and (ii) with respect to any individual claim, only to the extent that the Damages arising under any individual item (or series of related items) exceeds $35,000 (the “Per Claim Threshold”). Notwithstanding the foregoing, the Deductible, the General Representation Cap and the Per Claim Threshold will not apply to Damages arising or resulting from (1) any breach of any covenant or obligation of Seller contained in this Agreement, (2) a breach of, or inaccuracy in, any of the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.6.1, and Section 5.14 (collectively, the “Fundamental Representations and Warranties”), (3) any Excluded Liability, or (4) common law fraud committed by or on behalf of the Seller in connection with the Transactions. Notwithstanding anything to the contrary in this Agreement, in no event shall the Seller be liable for any amount in excess of the Purchase Price actually received by the Seller (including, for clarity, in the case of any breach of any covenant (other than the non-competition covenant set forth in Section 7.3) or obligation of Seller contained in this Agreement or any breach of, or inaccuracy in, any Fundamental Representations and Warranties); provided, however, that the foregoing limitation shall not apply in the case of common law fraud committed by or on behalf of the Seller or breach by Seller or any Affiliate of Seller of the non-competition covenant set forth in Section 7.3.
2.4    Claims. Any Purchaser Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Section 10.4 (the “Indemnified Party”) must, as a condition to being entitled to indemnification hereunder, give prompt written notice to the other Party (the “Indemnifying Party”) of each matter, Action, cause of action, claim, or demand upon which a claim for indemnification (an “Indemnification Claim”) hereunder may be based. Such notice must contain, with respect to each Indemnification Claim, such facts and information with respect to such Indemnification Claim as are then reasonably available, the estimated amount of Damages with respect thereto and in reasonable detail the basis for indemnification hereunder. Failure to give prompt notice of an Indemnification Claim hereunder will not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.
2.5    Defense of Actions. The Indemnified Party will permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Indemnification Claim based on any Action, claim, demand or assessment by any Third Party with full authority to conduct such defense and to settle or otherwise dispose of the same, and the Indemnified Party will fully cooperate in such defense; provided the Indemnifying Party will not, in defense of any such Action, claim, demand or assessment, except with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld), consent to the entry of any judgment or enter into any settlement (a) which provides for any relief other than the payment of monetary damages and (b) which does not include as an unconditional term thereof the giving by the Third Party claimant to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such Action, claim, demand or assessment, the Indemnifying Party will be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party. As to those Third Party Actions, claims, demands or assessments with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Indemnification Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld.
2.6    Time Limitation; Survival. No Indemnification Claim may be made, or Action with respect thereto instituted, after the date that is twelve (12) months after the Closing Date with respect to claims for indemnification pursuant to Section 10.1 and claims for indemnification pursuant to Section 10.1 with respect to covenants and obligations required to be performed prior to or at the Closing, provided, however, that claims

Exhibit 2.1

for indemnification for breach of the Fundamental Representations and Warranties may be made, and Actions with respect thereto may be instituted, at any time prior to eighteen (18) months following the Closing Date.
2.7    Exclusive Remedy. From and after the Closing, and except as described in Section 10.3, this ARTICLE 10 provides the exclusive means by which a Party may assert and remedy any claims arising out of or directly or indirectly relating to this Agreement or the negotiation or performance hereof, or the Transactions; and effective upon the Closing, each Party hereby waives and releases any other remedies that it may have against the other Party (or any of its Affiliates) with respect to such claims. Notwithstanding the foregoing, this Section 10.7 will not constitute a waiver or release of any obligation of Purchaser to pay the Royalty Payments.
2.8    Tax Treatment of Indemnity Payments. Any indemnity payment under this Agreement will be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Legal Requirements.
2.9    Limitation of Liability, Disclaimer of Consequential Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, NEITHER PARTY WILL BE LIABLE TO THE OTHER FOR INDEMNIFICATION PURSUANT TO THIS ARTICLE 10, AND NO DAMAGES INDEMNIFIABLE HEREUNDER WILL INCLUDE, CONSEQUENTIAL DAMAGES WHICH ARE NOT REASONABLY FORESEEABLE, ANY SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES (EXCEPT TO THE EXTENT SUCH SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES ARE AWARDED OR PAID TO A THIRD PARTY IN CONNECTION WITH AN ACTION BROUGHT BY SUCH THIRD PARTY), HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, REGARDLESS OF WHETHER SUCH PARTY HAS BEEN NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
2.10    Net of Insurance. The amount of any and all Damages for which indemnification is provided pursuant to this ARTICLE 10 will be net of any amounts actually received by a Seller Indemnitee or Purchaser Indemnitee, as the case may be, with respect to such Damages under insurance policies after giving effect to any deductible, retention or equivalent loss rated premium adjustment and any costs or expenses incurred in recovering such insurance proceeds or indemnification. In any case where an Indemnified Party subsequently recovers from an insurer any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this ARTICLE 10, such Indemnified Party will promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter.
2.11    Right of Setoff; Priority. Subject to the limitations set forth in this Article 10, Purchaser shall have the right, but not the obligation, to set off any amounts owed by Seller to Purchaser, against up to thirty five percent (35%) of any unpaid Royalty Payment. Any amounts payable to Purchaser pursuant to this Article 10 shall be satisfied in the following order of priority: (i) first, from the Escrow Fund; (ii) second, pursuant to Purchaser’s then-available set-off rights under this Section 10.11, and (iii) third, to the extent the amount of Damages exceeds the amounts available to Purchaser in the Escrow Fund and pursuant to any then-available set-off rights, from the Seller.
ARTICLE 3
TERMINATION
3.1    Termination. This Agreement may be terminated at any prior to the Closing:
3.1.1    by mutual written consent of Purchaser and Seller;

Exhibit 2.1

3.1.2    by Seller, if Seller is not in material breach of its obligations under this Agreement and Purchaser breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.1, (ii) cannot be or has not been cured by the Termination Date and (iii) has not been waived by Seller;
3.1.3    by Purchaser, if Purchaser is not in material breach of its obligations under this Agreement and Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.2, (ii) cannot be or has not been cured by the Termination Date and (iii) has not been waived by Purchaser; or
3.1.4    by either Seller or Purchaser if the Closing has not occurred by June 15, 2020 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 11.1.4 shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to the Termination Date.
The party seeking to terminate this Agreement pursuant to this Section 11.1 (other than Section 11.1.1) shall give prompt written notice of such termination to the other party
3.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void and there shall be no Liability on the part of either party except (a) for the provisions of each of Section 7.6, Section 7.8, this Section 11.2 and ARTICLE 12 and (b) that nothing herein shall relieve either party from Liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.
ARTICLE 4
MISCELLANEOUS PROVISIONS
4.1    Waiver. Purchaser hereby waives and releases, on behalf of itself and the other Purchaser Indemnitees, any right or any claim with respect to this Agreement or the Transactions based on any representations and warranties other than those expressly set forth in this Agreement or any Ancillary Agreement.
4.2    Financial Statements and Projections.
4.2.1    In connection with Purchaser’s investigation of the Business, Purchaser may have received from Seller various forward-looking statements regarding the Business (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”). Purchaser acknowledges and agrees (a) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (b) Purchaser is familiar with such uncertainties; (c) Purchaser is taking full responsibility for making its own investigation, examination and valuation of the Business; (d) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements; (e) Purchaser is not relying on any Forward-Looking Statement in any manner whatsoever; and (f) with respect to the foregoing, Purchaser will have no claim against Seller or any of its Affiliates except as may arise from any inaccuracy in any representation or warranty set forth in this Agreement.
4.2.2    Seller makes no representation or warranty with respect to any Forward-Looking Statement made (a) in the Data Room, (b) in any supplemental due diligence information provided to

Exhibit 2.1

Purchaser, (c) in connection with Purchaser’s discussions with management of the Business, (d) in negotiations leading to this Agreement or (e) in any other circumstance.
4.3    Specific Performance. Each of the Parties acknowledges and agrees that the other Party may be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that the other Party is entitled to seek an injunction or injunctions to prevent breaches or violations of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.
4.4    Expenses. Except as set forth in Section 8.2, whether or not the Transactions are consummated, each Party will pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants and legal counsel. Notwithstanding the foregoing, Purchaser shall pay any fees and expenses owing to the Escrow Agent pursuant to the Escrow Agreement.
4.5    Interpretation. Except as otherwise explicitly specified to the contrary in this Agreement, (a) references to a section, exhibit or schedule means a section of, or schedule or exhibit to, this Agreement, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) unless otherwise specified “$” is in reference to United States dollars, and (g) the headings contained in this Agreement, in any exhibit or schedule to this Agreement and in the table of contents to this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.
4.6    Entire Agreement; Survival. This Agreement together with the Ancillary Agreements, constitutes the entire agreement between and among the Parties with regard to the subject matter of this Agreement, and supersedes all prior agreements and understandings with regard to such subject matter, except for the Confidentiality Agreement. Except for the Confidentiality Agreement, there are no agreements, representations or warranties between or among the Parties other than those set forth in the Agreement or the Ancillary Agreements. This Agreement will survive the Closing and remain in full force and effect. Following the Closing, the Ancillary Agreements and all obligations and liability thereunder will be subject to the terms, provisions and limitations of this Agreement.
4.7    Amendment, Waivers and Consents. This Agreement may not be changed or modified, in whole or in part, except by supplemental agreement or amendment signed by the Parties. Each Party may waive compliance by the other Party with any of the covenants or conditions of this Agreement, but no waiver will be binding unless executed in writing by the Party making the waiver. No waiver of any provision of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. Any consent under this Agreement must be in writing and will be effective only to the extent specifically set forth in such writing.
4.8    Successors and Assigns. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. Neither Party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party, and any attempt to do so will be null and void ab initio; provided, that (a) each Party may assign this Agreement and any or all of

Exhibit 2.1

its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as such Party is not relieved of any liability or obligations hereunder, (b) each Party may assign this Agreement and any or all of its rights and interest hereunder to any purchaser of all or substantially all of its assets or business related to this Agreement (whether by merger, stock purchase, asset purchase or otherwise), provided that, in the case of such an assignment by purchaser, the assignee expressly agrees in writing to assume the obligations in Sections 3.2 and 3.8 as a condition to such assignment, (c) each Party may collaterally assign any or all of its rights and obligations hereunder to any provider of financing to it or any of its Affiliates, and (d) Seller may assign its right to receive Royalty Payments under this Agreement to a Third Party in connection with a payment factoring transaction and, in connection with such assignment, may disclose to the assignee any royalty reports received under Section 3.3 and the results of any audit conducted under Section 3.8, provided that such assignee agrees in writing to be bound by confidentiality obligations with respect to such information that are no less restrictive than the provisions of Section 7.5, provided, further, if any assignment by Purchaser increases the amount of deduction or withholding for Taxes required under Section 3.4, such assignee shall pay the Seller such amounts as are required so that Seller receives the same amount, after such deduction or withholding, as Seller would have received had no assignment been made.
4.9    Governing Law. The rights and obligations of the Parties will be governed by, and this Agreement will be interpreted, construed and enforced in accordance with, the laws of the State of Delaware, excluding its conflict of laws rules to the extent such rules would apply the law of another jurisdiction.
4.10    Jurisdiction. Any judicial proceeding brought against any Party or any dispute arising out of this Agreement or related to this Agreement, or to the negotiation or performance hereof, must be brought in the Chancery Court of the State of Delaware located within New Castle County, and, by execution and delivery of this Agreement, each of the Parties accepts the exclusive jurisdiction of such court, irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement and waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction. The consents to jurisdiction in this Section 12.10 will not constitute general consents to service of process in the State of Delaware for any purpose except as provided in this Section 12.10 and will not be deemed to confer rights on any Person other than the Parties. Service of any process, summons, notice or document by United States mail to a Party’s address for notice provided in or in accordance with Section 12.13 will be effective service of process for any action, suit or proceeding in the State of Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 12.10.
4.11    Rules of Construction. The Parties acknowledge that each Party has read and negotiated the language used in this Agreement. Because each Party participated in negotiating and drafting this Agreement, no rule of construction will apply to this Agreement which construes ambiguous language in favor of or against any Party by reason of that Party’s role in drafting this Agreement.
4.12    Severability. If any provision of this Agreement, as applied to either Party or to any circumstance, is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.
4.13    Notices. Any notice required or permitted to be given hereunder must be provided in writing and (a) delivered in person or by express delivery or courier service, (b) sent by facsimile or e-mail, or (c) deposited in the mail registered or certified first class, postage prepaid and return receipt requested (provided that any notice given pursuant to subsection (b) of this Section 12.13 is also confirmed by the means described in subsections (a) or (c) of this Section 12.13) to such address or facsimile of the Party set forth in this Section 12.13 or to such other place or places as such Party from time to time may designate in writing in compliance with the terms of this Section 12.13. Each notice will be deemed given when so delivered personally, or sent

Exhibit 2.1

by electronic or facsimile transmission, or, if sent by express delivery or courier service, one (1) Business Day after being sent, or if mailed, five (5) Business Days after the date of deposit in the mail. A notice of change of address or facsimile number will be effective only when given in accordance with this Section 12.13.

(i)	To Purchaser at:
Dechra Limited
24 Cheshire Avenue
Cheshire Business Park
Lostock Gralam
Northwich
CW9 7UA
UK
Email: Nim.Cassidy@dechra.com
Attention: Nim Cassidy, Head of Legal

with a copy (which shall not constitute effective notice) to:
Dechra Limited
24 Cheshire Avenue
Cheshire Business Park
Lostock Gralam
Northwich
CW9 7UA
UK
Email: Paul.Sandland@dechra.com
Attention: Paul Sandland, Chief Financial Officer

and a copy (which shall not constitute effective notice) to:
Venable LLP
600 Massachusetts Avenue, NW
Washington, DC 20001
Email: kchermann@venable.com
Attention: Karen C. Hermann

(ii)	To Seller at:
Kindred Biosciences, Inc.
1555 Bayshore Highway, Suite 200
Burlingame, CA 94010
Attention:    Chief Executive Officer
E-mail:    richard.chin@kindredbio.com
With a copy to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention:    Elton Satusky
Fax:        (650) 493-6811
Phone:        (650) 493-9300
E-mail:    esatusky@wsgr.com

Exhibit 2.1

4.14    Rights of Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any Third Party to any Party.
4.15    Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two or more counterparts and by the different Parties on separate counterparts, each of which when so executed and delivered will be an original, but all of which together will constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a fax machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.
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Exhibit 2.1

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its respective duly authorized officer as of the Execution Date.
DECHRA LIMITED
By:    /s/ Ian Page
Ian Page
Chief Executive Officer

KINDRED BIOSCIENCES, INC.
By:    /s/ Richard Chin
Richard Chin, M.D.,
Chief Executive Officer